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02019191

SECURITI   MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 13 2002

SEC FILE NUMBER

8- 029683

8-44983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2001___ AND ENDING ___12/31/2001___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BELOYAN INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 S.W. 24th STREET
                                   (No. and Street)

DAVIE	FLORIDA	33325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK B. BELOYAN   (954) 916-3899
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD M. BOGDANOFF, P.A., CERTIFIED PUBLIC ACCOUNTANT
                (Name — if individual, state last, first, middle name)

7280 WEST PALMETTO PARK ROAD SUITE 106	BOCA RATON	FL	33433
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displ

OATH OR AFFIRMATION

I, _____ Mark B. Beloyan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Beloyan Investment Securities, Inc. _____, as of

_____ December 31 _____, _____ 2001 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

****

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
BELOYAN INVESTMENT SECURITIES, INC.

AUTHORIZED SIGNATURE
(01)   E 0834770
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM
Notary Public   SR

_____
Signature

_____
President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Non
- ☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BELOYAN INVESTMENT SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001

BELOYAN INVESTMENT SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2001

Richard M. Bogdanoff, P.A.

Member
Florida Institute of
Certified Public Accountants

Certified Public Accountant

Member
American Institute of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Beloyan Investment Securities, Inc.
Davie, Florida

We have audited the accompanying statement of financial condition of Beloyan Investment Securities, Inc. (an S Corporation) as of December 31, 2001 and the related statements of income/(loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Beloyan Investment Securities, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boca Raton, Florida
February 23, 2002

- 1 -

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	3,366
Cash on deposit with clearing broker-dealer (Note 1)		15,000
Commissions receivable		2,505
Securities inventory, at market value		5,998
Investment securities, not readily marketable at estimated fair market value		3,300
Prepaid expenses		2,032
Office equipment, net of $8,998 in accumulated depreciation		5,181
Total Assets	$	37,382

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	760

Stockholder's Equity

Common stock - par value $1.00 per share, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		54,900
Retained earnings (deficit)		(18,378)
Total Stockholder's Equity		36,622
Total Liabilities and Stockholder's Equity	$	37,382

The accompanying notes are an integral
part of these financial statements.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues

Commissions	$ 61,624
Consulting fees	8,850
Other income	4,748
Interest income	777
Total Revenues	75,999

Expenses

Clearing fees and costs	17,137
Compensation, salaries and employee benefits	17,950
Marketing and promotion	8,688
Telephone and communications	6,828
Professional fees	6,208
Office expenses	9,064
Occupancy	4,621
Regulatory fees and expenses	3,111
Quotes and research	2,800
Payroll and other taxes	915
Depreciation	1,660
Postage and courier costs	1,223
Dues and subscriptions	349
Unrealized loss on securities inventory	2,852
Total Expenses	83,406
Net (Loss)	$ (7,407)

The accompanying notes are an integral
part of these financial statements.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital		Retained Earnings (Deficit)		Total
Balance - Beginning Of Year	$	100	$	39,900	$	(10,971) $	29,029
Capital Contributions:							
March 2001				7,500			7,500
August 2001				2,500			2,500
September 2001				5,000			5,000
Net (loss)		-		-		(7,407)	(7,407)
Balance - End Of Year	$	100	$	54,900	$	(18,378) $	36,622

The accompanying notes are an integral
part of these financial statements.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
Increase (Decrease) in Cash And Cash Equivalents

CASH FLOWS (USED) BY OPERATING ACTIVITIES

Net (loss)	$ (7,407)
Adjustments to reconcile net (loss) to net	
cash provided (used) by operating activities:	
Depreciation	1,660
Unrealized loss in securities inventory value	2,852
Changes in operating assets and liabilities:	
(Increase) in commissions receivable	(1,535)
Decrease in prepaid expenses	408
(Decrease) in accounts payable and accrued expenses	(24)
NET CASH (USED) BY OPERATING ACTIVITIES	(4,046)

CASH FLOWS (USED) BY INVESTING ACTIVITIES

Purchase of securities inventory	(8,851)
Purchase of office equipment	(3,881)
NET CASH (USED) BY INVESTMENT ACTIVITIES	(12,732)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES

Shareholder capital contributions	15,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,778)
Cash And Cash Equivalents, Beginning Of Year	20,144
Cash And Cash Equivalents, End Of Year	$ 18,366

The accompanying notes are an integral
part of these financial statements.

BELOYAN INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Nature of Business and Significant Accounting Policies

Beloyan Investment Securities, Inc. is a registered general securities broker-dealer who acts as a non-clearing introducing broker. The Company does not hold funds or securities for customers and does not carry accounts of, or for, customers.

Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits a commission to the introducing broker. Income from securities transactions and related expenses are recorded on the settlement date, generally the third business day following the transaction date; however, all transactions are reviewed and adjusted to a trade date basis for significant transactions.

The Company has entered into a clearing agreement with Fiserv Securities, Inc. (a division of Fiserv, Inc.) (formerly Fiserv Correspondent Services, Inc.) whereby Fiserv Securities, Inc. clears transactions on a fully disclosed basis for the customers of Beloyan Investment Securities, Inc. In accordance with this agreement, the Company is required to maintain a minimum deposit of $15,000 with Fiserv Securities, Inc. in an interest bearing account. The Company considers their clearing deposit balance with Fiserv Securities, Inc. to be a cash equivalent in the "Statement Of Cash Flows."

Office equipment is recorded at cost. The Company provides for depreciation using the straight line method over their estimated useful lives of five years. Depreciation expense amounted to $ 1,660 for the year ended December 31, 2001.

Securities inventory is carried at market value and is subject to inherent market risks regarding changes in their daily valuations.

Investment Securities - The Company participated in the initial private placement offered by the NASD to qualified members in The Nasdaq Stock Market, Inc. formed in the restructuring of the NASD approved by its members in 2000 and purchased 300 shares of common stock at $11.00 per share for a total cost of $3,300. Additional purchases will be permitted in a subsequent planned offering subject to certain eligibility criteria as outlined in the private placement documents. Although no listed market exists for these securities, management estimates its cost to approximate market value at December 31, 2001.

BELOYAN INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Nature of Business and Significant Accounting Policies- Continued

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any differences would be immaterial to the financial statements as a whole.

Note 2 - Net Capital Requirements

Pursuant to the uniform net capital requirements of the SEC under Rule 15c3-1, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2001 the Company had net capital of $25,208 or an excess of $20,208 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 800% of net capital. At December 31, 2001 the Company's ratio of aggregate indebtedness to net capital was .030 to 1.

Note 3 - Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Service to be an S Corporation effective January 8, 1992 (the date of inception). In lieu of corporation income taxes, the shareholder(s) of an S Corporation are taxed individually on their proportionate share of the Company's taxable income or loss. Therefore, no provision for federal income taxes has been included in these financial statements.

Note 4 - Related Party Transactions

The Company ceased its marketing and consulting agreement effective January 1, 2001 with Blue Marlin, Inc., a Company owned by a related party to the President and Shareholder. As a result, no fees were paid during 2001.

BELOYAN INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity from Statement of Financial Position	$	36,622
Deduct non-allowable assets		(10,514)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		26,108
Haircuts on equity in security positions		(900)
NET CAPITAL	$	25,208
MINIMUM NET CAPITAL REQUIREMENT - MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	760
TOTAL AGGREGATE INDEBTEDNESS	$	760
Ratio Of Aggregate Indebtedness To Net Capital		.030 to 1

The accompanying notes are an integral
part of these financial statements.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(2) - SUBORDINATED DEBT
DECEMBER 31, 2001

The Company had no liability subordinated to claims of general creditors
at December 31, 2001. In addition, there were none in existence during
the year ended December 31, 2001.

BELOYAN INVESTMENT SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
  REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2001

At December 31, 2001 the Company was exempt from reporting information for
reserve requirements under Rule 15c3-3 as no customer funds or securities
are held by the Company.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT PURSUANT TO INFORMATION RELATING
  TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2001

At December 31, 2001 the Company was in compliance with the conditions of
exemption from reporting information relating to possession or control
requirements under Rule 15c3-3 paragraph (k) (2) (ii) of that rule as no
securities of or for customers are held by the Company.

BELOYAN INVESTMENT SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
  STATEMENT PURSUANT TO SEC RULE 17A-5(d) (4)
DECEMBER 31, 2001

A reconciliation between the computation of net capital under Rule 15c3-1
included   in   these   audited   financial   statements   and   the   computation
included in the respondent's corresponding unaudited Form X-17A-5, Part II
FOCUS report filing at December 31, 2001 is as follows:

        Net capital as reported in the Company's
          Form X-17A-5, Part II (Unaudited) FOCUS
          report and Net Capital In The Audited
          Financial Statements $ 25,208

Member
Florida Institute of
Certified Public Accountants

Richard M. Bogdanoff, P.A.

Certified Public Accountant

Member
American Institute of
Certified Public Accountants

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL</u>

Board of Directors
Beloyan Investment Securities, Inc.
Davie, Florida

In planning and performing our audit of the financial statements of Beloyan Investment Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Beloyan Investment Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute Of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no fact came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and applicable self-regulatory organizations and should not be used for any other purpose.

Richard M. Bogdanoff, P.A.

Boca Raton, Florida
February 23, 2002